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Exhibit 4(h)

AB

PROTECTIVE LIFE INSURANCE COMPANY / P. O. BOX 2606 / BIRMINGHAM, ALABAMA 35202

ENDORSEMENT

        The Company has issued this endorsement as a part of the policy to which it is attached (the "Policy"). All capitalized terms not otherwise defined in this endorsement shall have the same meaning as in the Policy. The Policy is amended by adding the following:

        At the end of the [tenth (10th)] Policy Year and at the end of each Policy Year thereafter, this Policy will receive a credit to the Policy Value (Policy Value Credit) provided that (a) the Policy is then in full force and effect; [(b) the annual effective interest rate being credited to the Fixed Account as of the last day of the Policy Year is greater than the Guaranteed Interest Rate for the Fixed Account shown in the Policy;] and [(c)] the Unloaned Policy Value as of the last day of the Policy Year is at least [$50,000].

        The Policy Value Credit will be made effective on each applicable Policy Anniversary and will be equal to (a) [.5%] of the Unloaned Policy Value if the Unloaned Policy Value as of the last day of the Policy Year is equal to or greater than [$50,000] and less than [$500,000]; or (b) [1%] of the Unloaned Policy Value if the Unloaned Policy Value as of the last day of the Policy Year is equal to or greater than [$500,000]. The Policy Value Credit will be allocated between the various Sub-Accounts and/or the Fixed Account according to the Owner's effective Premium Allocation election.

Signed for the Company as of the Policy Effective Date.

PROTECTIVE LIFE INSURANCE COMPANY
ABCDEF Secretary

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ENDORSEMENT